Mail Stop 4561

June 17, 2009

Frank Slootman
Chief Executive Officer
Data Domain, Inc.
2421 Mission College Blvd
Santa Clara, CA 95054

>   **RE: Data Domain, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **File No. 001-33517**

Dear Mr. Slootman:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,
>
>   /s/ Craig Wilson
>
>   Craig Wilson
>   Senior Assistant Chief Accountant